NORTHLAND SECURITIES, INC.

45 South Seventh Street, Suite 2500

Minneapolis, Minnesota 55402

July 24, 2014

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	BY EDGAR

Re:	Juhl Energy, Inc. Registration Statement on Form S-1 (File No. 333-195636)

Ladies and Gentlemen:

We hereby respectfully withdraw our request for acceleration pursuant to Rule 461 under the Securities Act of 1933, as amended, that was filed with the Commission on July 22, 2014 regarding the above-referenced Registration Statement.

Very truly yours, NORTHLAND SECURITIES, INC. /s/ Shawn D. Messner Shawn D. Messner Head of Energy, Investment Banking